POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2017 and 2016. Further information, including the Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2017, may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 8, 2018 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth, the size of the Corporation’s pipeline opportunities; expected gross profit and gross margin; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s fourth quarter and 2017 financial results, and those described in Points’ other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim MD&A, and annual consolidated financial statements and interim condensed consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Directors in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is the global leader in providing loyalty e-commerce solutions to the loyalty industry. Loyalty programs generate substantial economic benefits and are increasingly seen as strategic marketing and business assets for their parent companies. The Corporation does not compete directly with loyalty programs, but rather acts as a business partner by providing products and services that help make programs more valuable and engaging. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points branded basis.

The Corporation’s products and services are available to numerous loyalty program partners simultaneously through the Loyalty Commerce Platform (“LCP”), which is the backbone of Points’ product and service offerings. The LCP has been designed as an Application Program Interface (“API”) driven transactional platform that provides internal and external product developers easy access to the loyalty industry. The LCP offers a consistent interface for developers and loyalty programs that is self-serve capable, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and fraud services. With direct integrations into almost 60 loyalty program partners and access to approximately 1 billion loyalty program members, the LCP uniquely positions the Corporation to connect third party channels with highly engaged loyalty program members and the broader loyalty market.

The Corporation is directly integrated with and provides e-commerce solutions to leading loyalty programs, including:

·	AF-KLM Flying Blue	·	Southwest Airlines Rapid Rewards
·	Alaska Airlines Mileage Plan	·	United Airlines MileagePlus
·	American Airlines AAdvantage	·	Virgin Atlantic Flying Club
·	ANA Mileage Club	·	Hilton Honors
·	British Airways Executive Club	·	Hyatt Gold Passport
·	Delta Air Lines SkyMiles	·	InterContinental Hotels Group
·	JetBlue TrueBlue	·	La Quinta Returns
·	LATAM Pass KMS	·	Starwood Preferred Guest
·	Lufthansa’s Miles & More	·	Chase Ultimate Rewards
·	Saudi Arabian Airlines Alfursan	·	Citi ThankYou
·	Etihad Guest	·	Velocity Frequent Flyer

The Corporation’s headquarters is located in Toronto, Canada and its shares are dual listed on the Toronto Stock Exchange under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

UNDERSTANDING OUR BUSINESS AND THE LOYALTY INDUSTRY

The Corporation has three operating segments which all leverage the shared capabilities of the LCP and one organized based on Management’s view of its business activities:

Loyalty Currency Retailing:
The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward. Included in this segment are the Corporation’s buy, gift and accelerator products and transfer and reinstate services. These offerings provide loyalty program members the ability to buy loyalty program currency (such as frequent flyer miles or hotel points) for themselves, as gifts for others, perform a transfer of loyalty currency to another member within the same loyalty program or reinstate previously expired loyalty currency.

The Corporation has direct partnerships with over 35 loyalty programs who leverage the Loyalty Currency Retailing services and the functionality offered by the LCP. Loyalty Currency Retailing services provide high margin revenue and profitability to Points’ loyalty programs while increasing member engagement by unlocking the value of loyalty currency in the members accounts.

Revenue in this segment is primarily derived through the online sale or transfer of loyalty currencies direct to loyalty program members at retail rates while purchasing points and miles at wholesale rates. The Corporation may take a principal role in the retailing of loyalty currencies. As part of this principal role, the Corporation has a contractual obligation to fulfill a revenue guarantee to the loyalty program based on the terms of the contract between the Corporation and the loyalty program. Under a principal arrangement, the Corporation will assume credit and/or inventory risk in the form of a revenue guarantee to the loyalty program and will have a substantial level of responsibility with respect to marketing, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal Revenue in the Corporation’s consolidated financial statements. Alternatively, the Corporation may assume an agency role in the retailing and wholesaling of loyalty currencies, where it takes a less active role in the relationship and receives a commission on each transaction. Revenue earned under an agency role is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

Platform Partners:
The Corporation’s Platform Partners segment comprises a broad range of applications that are connected to and enabled by the functionality of the LCP. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels, including loyalty program, co-branded, and 3rd party channels.

Included in Platform Partners are multiple third party managed applications that are enabled by the LCP including the Points Loyalty Wallet, one of the Corporation’s newest services. Revenue in this segment is earned on a commission or set fee basis per transaction or from recurring monthly fixed fees and are predominantly included in Other Partner Revenue in the consolidated financial statements.

Points Travel:
The Points Travel segment connects the world of online travel bookings with the broader loyalty industry and consists of the Corporation’s Points Travel and PointsHound products.

In 2014 the Corporation acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, which today continues to offer consumers the ability to earn loyalty currency from 20 loyalty programs. Leveraging the PointsHound technology, the Corporation developed its Points Travel product, the first white-label travel hotel booking service specifically designed for loyalty programs. Points’ partners with loyalty programs to provide a seamless travel booking experience for loyalty program members and enables the members to earn and redeem their loyalty currency while making hotel and car bookings online. Points Travel offers a rewarding value proposition for loyalty program members as they can earn high levels of points/miles per night for a hotel booking or redeem points/miles with or without additional cash for hotel stays and car rentals.

Revenue in this segment is generated from commissions, which are typically the gross amount charged to end consumers less the wholesale cost of hotel rooms or car rentals, cost of loyalty currencies delivered to the consumers and other directly related costs for online hotel and car rental bookings or redemptions. This revenue is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

The Loyalty Industry
Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for companies that have developed and maintain these loyalty programs. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty memberships in the US increased from 3.3 billion in 2014 to 3.8 billion in 2016, representing an increase of 15% (source: 2017 Colloquy Loyalty Census, June 2017). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

In response to these market changes and customer dynamics, the Corporation has implemented a strategy to leverage its unique position in the global loyalty industry. By continuing to focus on innovation and enhance its LCP, the Corporation aims to advance its Loyalty Currency Retailing segment while also diversifying its revenue streams into areas that match its capabilities and strategy.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the year ended
(In thousands of US dollars, except share and	31-Dec-17	31-Dec-16	Variance $	Variance %
per share amounts) (unaudited)
Consolidated
Revenue	$347,546	$321,821	25,725	8%
Gross profit[1]	46,976	43,338	3,638	8%
Gross margin[2]	14%	13%
Adjusted operating expenses[3]	33,750	31,232	2,518	8%
Adjusted EBITDA[4]	13,226	12,106	1,120	9%
Adjusted EBITDA[4] as a % of Gross profit[1]	28%	28%
Total Expenses	342,705	321,791	20,914	6%
Net income (loss)	3,380	(1,515)	4,895	323%
Earnings (loss) per share
Basic	$0.23	$(0.10)	0.33	330%
Diluted	$0.23	$(0.10)	0.33	330%

Weighted average shares outstanding
Basic	14,806,020	15,219,283	(413,263)	(3%	)
Diluted	14,820,313	15,219,283	(398,970)	(3%	)
Total assets	119,145	103,234	15,911	15%
Total Liabilities	76,198	62,916	13,282	21%
Shareholders’ equity	42,947	40,318	2,629	7%
Loyalty Currency Retailing
Revenue	338,341	314,706	23,635	8%
Gross profit[1]	38,372	36,797	1,575	4%
Adjusted operating expenses[3]	17,623	16,837	786	5%
Adjusted EBITDA[4]	20,749	19,960	789	4%
Platform Partners
Revenue	7,704	6,856	848	12%
Gross profit[1]	7,134	6,294	840	13%
Adjusted operating expenses[3]	8,881	8,601	280	3%
Adjusted EBITDA[4]	(1,747)	(2,307)	560	24%
Points Travel
Revenue	1,501	259	1,242	480%
Gross profit[1]	1,470	247	1,223	495%
Adjusted operating expenses[3]	7,246	5,794	1,452	25%
Adjusted EBITDA[4]	(5,776)	(5,547)	(229)	(4%	)

1 Gross profit is a non-GAAP financial measure and is defined as Total Revenue less Direct Cost of Principal Revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
3 Adjusted operating expenses is a non-GAAP financial measure and is defined as Total Expenses less Direct Cost of Principal Revenue, Depreciation and Amortization, Foreign Exchange Loss (Gain), Stock Based Compensation and Impairment. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
4 Adjusted EBITDA is a non-GAAP financial measure and is defined as Gross Profit less Adjusted Operating Expenses. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

2017 BUSINESS HIGHLIGHTS AND DEVELOPMENTS

•	Total revenue increased 8% to $347,546 in 2017 compared to $321,821 in 2016
•	Gross profit increased $3,638 or 8% to $46,976 in 2017 compared to $43,338 in 2016
•	Adjusted EBITDA increased 9% to $13,226 compared to $12,106 in 2016
•	Net Income increased $4,895 or 323% to $3,380 in 2017 compared to a net loss of $1,515 in 2016.
•

The Board of Directors re-approved the Corporation's Normal Course Issuer Bid (“NCIB”) to repurchase and cancel up to 743,468 of its issued and outstanding shares, with the addition of an Automatic Share Purchase Plan (“ASPP”). During 2017, the Corporation repurchased and cancelled 334,212 shares at a cost of $3,406.

Financial results for the year ended December 31, 2017 were strong, with the Corporation generating record annual revenue, gross profit, and Adjusted EBITDA. These results reflected stable growth and strong profitability in the Corporation’s Loyalty Currency Retailing segment, combined with anticipated losses in the Platform Partners and Points Travel segments. The Corporation experienced increasing traction in these two segments with strong year over year increases in revenue and gross profit and several new partner launches and announcements.

Loyalty Currency Retailing

Revenue for the Loyalty Currency Retailing segment increased $23,635 or 8%, to $338,341 for the year ended December 31, 2017, primarily due to organic growth from the Corporation’s existing reseller partnerships and to a lesser extent, new partners added in the year. Gross profit increased $1,575 or 4% to $38,372 for the year, which was due to both growth from existing partnerships and the impact of new loyalty program partners launched during the year. Full year adjusted operating expenses increased 5% or $786 compared to 2016, largely due to incremental rent expenses incurred in 2017 that were attributed to the segment. The segment continues to generate strong bottom line profitability, with Adjusted EBITDA of $20,749 for the year ended 2017, an increase of 4% over 2016.

The Corporation continued to execute against its new business pipeline in 2017, with 6 new loyalty program partnerships launched during the year in this segment. In the first quarter, Points launched a new reseller partnership with Copa Airlines ConnectMiles program, enabling their members to buy, gift or transfer their reward miles. Also in the first quarter, the Corporation launched its buy service for Etihad Airways, one of the largest Middle Eastern carriers. Finally, the Corporation brought to market new loyalty currency services for WestJet and the Air Canada Altitude program in the first quarter. In the second half of the year, the Corporation continued to expand its footprint in Europe, launching its Buy, Gift and Transfer products with Air Europa, a regional Spanish carrier. In the fourth quarter of 2017, the Corporation brought to market a new relationship with Virgin Australia’s Velocity Frequent Flyer Program, its first partnership with an Australian frequent flyer program.

In addition to adding new loyalty programs, the Corporation was also successful in expanding relationships with existing partners, launching the Hilton Honors pooling program in the second quarter of 2017 and introducing additional channels to its buy service for Shangri La hotels in China.

Platform Partners

Platform Partners revenue for the year ended December 31, 2017, was $7,704, and increase of 12% over the prior year. Similarly, 2017 gross profit for the segment increased 13% relative to 2016. The year over year increases were due to strong transactional growth in 2017 across several existing applications leveraging the Loyalty Commerce Platform, and to a lesser extent, new launches in 2017. While gross profit showed strong growth, adjusted operating expenses were relatively flat with 2016, increasing $280 or 3% over the prior year period, resulting in a 24% reduction in Adjusted EBITDA loss relative to the prior year period.

During the year, the Corporation was successful in launching new products and loyalty programs onto its loyalty commerce platform, including new financial and retail platform partners. The Corporation, in collaboration with Collinson Latitude, launched new earn and redemption loyalty commerce eStores for Melia Rewards, the loyalty program for Melia Hotels International, and ANA Mileage Club, the frequent flyer program for All Nippon Airways.

In the second quarter of 2017, the Corporation announced a new partnership with Scotiabank, one of Canada’s largest banks, to add new multi-loyalty program functionality to Scotiabank’s My Mobile Wallet & Mobile Banking apps. In the third quarter of 2017, Points also launched a new relationship with Apple and Intercontinental Hotel Group to power special member bonuses for online Apple.com store purchases.

Lastly, in the fourth quarter of 2017, the Corporation launched a new partnership with Groupon, the leading daily deals service, to incent customers through the LCP with up to 10 points per dollar spent with popular hotel and airline loyalty programs, including Alaska Airlines Mileage Plan, Choice Privileges, IHG Rewards Club, JetBlue TrueBlue, La Quinta Returns and United MileagePlus. Through one integration with the LCP, Points provided Groupon with secured managed transactional access to multiple loyalty programs to offer purchase incentives to its large member base.

Points Travel
Revenue in the Points Travel segment for the year ended December 31, 2017 was $1,501 compared to $259 in 2016. Correspondingly, full year 2017 gross profit of $1,470 represented an increase of $1,223 or 495% over the prior year period. The growth in revenue and gross profit was reflective of strong transactional growth across all Points Travel partners, driven by increased customer awareness and conversion associated with these new products, which are still in the early phases of their growth trajectories. In addition, the full year impact of prior year launches also favourably impacted gross profit on a year over year basis.

Adjusted operating expenses for the year ended December 31, 2017 increased $1,452 or 25% compared to the prior year period, largely due to increased Points Travel operational costs, higher marketing spend, and increased rental costs attributed to the segment. As a result, the Adjusted EBITDA loss generated by the segment in 2017 increased 4% to $5,776.

The Corporation had 5 loyalty program partners in market leveraging the Points Travel services at the end of 2016, and added two additional loyalty program partners in 2017. In the second quarter, the Corporation launched a new partnership with All Nippon Airways (“ANA”), Japan’s largest airline, to offer their loyalty members the ability to earn or redeem their miles when transacting for hotel and car rental bookings. The partnership with ANA represents the Corporation’s first partnership with a Japanese frequent flyer program. In addition, the Corporation expanded its partnership with the Etihad Guest program late in the fourth quarter, enabling program members the ability to fully redeem on hotel and car bookings with miles, or a combination of miles and cash.

KEY CHANGES IN FINANCIAL RESULTS COMPARED TO 2016

REVENUE, GROSS PROFIT AND GROSS MARGIN

Consolidated revenues for the year ended December 31, 2017 was $347,546, an increase of $25,725 or 8% over the comparable prior year period. The increase in consolidated revenue was primarily driven by organic growth from existing partnerships in the Loyalty Currency Retailing segment.

For the year ended December 31, 2017, consolidated gross profit was $46,976, an increase of $3,638 or 8% over the comparable period. The year over year increases for the year ended December 31, 2017 was driven by growth across all three segments. Gross Profit growth was driven by both organic growth from existing partners and products and the impact of new partners and products launched over the last twelve months.

Gross margin for the year ended December 31, 2017 was 14%, a 1% increase over the year ended December 31, 2016, as the increased gross profit generated from the Points Travel and Platform Partners segments favourably impacted consolidated gross margin.

Total Expenses and Adjusted Operating Expenses

For the year ended December 31, 2017, the Corporation incurred consolidated total expenses, of $342,705, an increase of $20,914 or 6% over the comparable prior year period, largely due to the increases in the direct cost of revenues.

On a year to date basis, the Corporation incurred consolidated adjusted operating expenses of $33,750, an increase of $2,518 or 8% over the comparable prior year period. The increases were primarily due to incremental rental costs associated with the new head office lease, marketing expenses incurred towards the Points Travel product, higher professional fees, and incremental costs related to operationalizing the Points Travel service.

Net Income and Adjusted EBITDA

The Corporation generated consolidated net income for the year ended December 31, 2017 of $3,380, an increase of $4,895 or 323% compared to the prior year period. The increase was mainly due to a $5,000 write-off of the Corporation’s investment in China Rewards in 2016.

For the year December 31, 2017, consolidated Adjusted EBITDA was $13,226, an increase of $1,120 or 9% over the comparable prior year period. Improvements from the Loyalty Currency Retailing and Platform Partners segments were partially offset by an increased Adjusted EBITDA loss in the Points Travel segment due to increased operating expenses relative to 2016 levels.

REVIEW OF ANNUAL CONSOLIDATED PERFORMANCE

This section discusses the Corporation’s consolidated net income and other expenses that do not form part of the segment discussions above.

	For the year ended
(In thousands of US dollars) (unaudited)	December 31, 2017	December 31, 2016	Variance $	Variance %
Adjusted EBITDA	$13,226	$12,106	1,120	9%
Deduct (add):
Stock based compensation	4,455	2,317	2,138	92%
Depreciation and amortization	3,988	4,529	(541)	(12%	)
Foreign exchange loss (gain)	(58)	230	(288)	(125%	)
Income tax expense	1,461	1,545	(84)	(5%	)
Impairment Loss	-	5,000	(5,000)	(100%	)
Net income (loss)	$3,380	$(1,515)	4,895	323%

Stock based compensation

The Corporation incurs certain employment related expenses that are settled in equity-based instruments. For the year ended December 31, 2017, stock based compensation expense was $4,455, an increase of $2,138 or 92% over the comparable prior year period. The increase in stock based compensation expense compared to the prior year reflects the increased number of Restricted Share Units granted during the period and outstanding at the end of the period and the fact that in 2017 annual performance bonuses for certain officers were settled in RSUs rather than cash.

Depreciation and amortization

For the year ended December 31, 2017, depreciation and amortization expense was $3,988, a decrease of $541 or 12% compared to the prior year period. The decrease from the prior year periods was primarily due to additional amortization of leasehold improvements incurred in 2016 resulting from a revised termination date of the previous head office premise lease.

Foreign exchange loss (gain)

The Corporation is exposed to Foreign Exchange (“FX”) risk as a result of transactions in currencies other than its functional currency, the US dollar. FX gains and losses arise from the translation of the Corporation’s balance sheet, revenue and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At year end, non-US dollar monetary balance sheet accounts are translated at the year-end FX rate. The net effect after translating the balance sheet accounts is recorded in the consolidated statement of comprehensive income for the period.

The majority of the Corporation’s revenues in the year ended December 31, 2017 were transacted in US dollars and EUROs. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO. Ongoing operating costs are incurred predominantly in Canadian dollars, exposing the Corporation to FX risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to approximately one year to reduce the foreign exchange risk with respect to the Canadian dollar. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the year ended December 31, 2017, the Corporation reclassified a gain of $331, net of tax, from other comprehensive income into net income (2016 - reclassified loss of $269, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes during the year ended December 31, 2017. Realized gains from the Corporation’s hedging activities, in 2017, were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

For the year ended December 31, 2017, the Corporation recorded a foreign exchange gain of $58 compared with a foreign exchange loss of $230 in the year ended 2016. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income tax expense

The Corporation is subject to income tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. For the year ended December 31, 2017, the Corporation incurred income tax expense of $1,461 compared to $1,545 in the prior year period. This expense largely relates to the recognition of current tax liabilities, with the current tax expense increasing by $794, which has been offset by an increase in deferred tax recovery of $878.

Net Income / (loss) and earnings / (loss) per share

	For the year ended
(In thousands of US dollars,
except per share amounts)	December 31,	December 31,
(unaudited)	2017	2016	$ Variance	% Variance
Net income / (loss)	$3,380	$(1,515)	4,895	323%
Earnings / (loss) per share
Basic	$0.23	$(0.10)	0.33	330%
Diluted	$0.23	$(0.10)	0.33	330%

For the year ended December 31, 2017, the Corporation reported net income of $3,380 compared to a net loss of $1,515 in the prior year period. The increases were largely due to the write-off of the Corporation’s China Rewards investment in the prior year.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,806,020 common shares for the year ended December 31, 2017, compared with 15,219,283 common shares for the year ended December 31, 2016. The Corporation reported basic earnings per share and diluted earnings per share of $0.23 for the year ended 2017 compared to $0.10 basic loss per share and diluted loss per share for in the year ended of 2016.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	December 31,	December 31,
(In thousands of US dollars)(unaudited)	2017	2016	$ Variance	% Variance
Cash and cash equivalents	$63,514	$46,492	17,022	37%
Short term investments	-	10,033	(10,033)	(100%	)
Restricted cash	500	500	-	-
Funds receivable from payment processors	15,229	10,461	4,768	46%
Total funds available	79,243	67,486	11,757	17%

Total current assets	$89,404	$73,018	16,386	22%
Total current liabilities	75,660	61,986	13,674	22%
WORKING CAPITAL[1]	$13,744	$11,032	2,712	25%

1 Working Capital is a Non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

The Corporation’s financial strength is reflected in its balance sheet. As at December 31, 2017, the Corporation continues to remain debt free with total funds available of $79,243. The Corporation’s working capital was $13,744 at December 31, 2017 compared to working capital of $11,032 as at December 31, 2016. Consistent with the prior years, working capital continues to be positive. The Corporation has been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, and purchases of shares under the Corporation’s Normal Course Issuer Bid (“NCIB”). The Corporation’s ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this MD&A.

As at December 31, 2017, the following two facilities are available until May 31, 2018. The first facility is a revolving operating facility in the amount of $8,500 at an interest rate range of 0.35% to 0.75% . The second facility is a term loan facility of $5,000 to be used solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation, at an interest rate range of 0.40% to 0.80% . There have been no borrowings to date under these facilities. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities during the year ended December 31, 2017.

Sources and Uses of Cash

	For the year ended

(In thousands of US	December 31,	December 31,
dollars) (unaudited)	2017	2016	$ Variance	% Variance
Operating activities	$16,765	$9,854	6,911	70%
Investing activities	7,298	(12,626)	19,924	158%
Financing activities	(5,707)	(3,176)	(2,531)	(80%	)
Effects of exchange rates	(1,334)	1,076	(2,410)	(224%	)
Change in cash and cash equivalents	$17,022	$(4,872)	21,894	449%

Operating Activities

Cash flows from operating activities, which increased in the year ended December 31, 2017 compared to the prior year, are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners, and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments and the timing of receipts from the Corporation’s payment processors.

Investing Activities

Cash used in investing activities during the year ended December 31, 2017 included cash used for internally developed intangible assets and the purchase of property and equipment. Development efforts in the year included developing new integration capabilities of the LCP and the advancement of the Loyalty Wallet and Points Travel products. Additionally, a short-term investment was settled in the third quarter of 2017, leading to an increase in cash provided by investing activities in the current year compared to the prior years.

Financing Activities

Cash flows used in financing activities during the fourth quarter and year ended December 31, 2017 were primarily related to purchases of shares under the Corporation’s NCIB in the amount of $3,406 and additional purchases for shares held in trust to fulfill the Corporation’s obligations related to its employee share unit plan totalling $2,621.

Contractual Obligations and Commitments

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$10,201	$2,180		$2,099	$1,974	$1,912	$2,036
Principal revenue(2)	337,784	187,433		146,351	4,000	-	-
	$347,985	$189,613		$148,450	$5,974	$1,912	$2,036

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(3) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has a balance in prepaid and other assets of $2,719 on the consolidated balance sheet representing mileage reward currencies held for future resale.

Transactions with Related Parties

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence over those companies. One of these companies transacted with the Corporation during the year. The Corporation recorded expenses of less than $10 in the year ended December 31, 2017 (2016: $96) and had no outstanding amounts payable to this related party at December 31, 2017 (2016: $7). The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction.

Financial Instruments

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation has entered into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from the Corporation’s partners based in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2017, forward contracts with a notional value of $15,380, and in a net asset position of $507 (2016 – $174 in liability position), with settlement dates extending to December 2018, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	December 31,	December 31,
(In thousands of US dollars) (unaudited)	2017	2016
Cash and cash equivalents	$63,514	$46,492
Short term investment	-	10,033
Restricted cash	500	500
Funds receivable from payment processors	15,229	10,461
Accounts receivable	7,741	4,057
Prepaid expenses and other assets	2,420	1,475
Total current assets	$89,404	$73,018
Property and equipment	2,128	1,750
Intangible assets	15,265	16,896
Goodwill	7,130	7,130
Deferred tax assets	2,557	1,725
Other assets	2,661	2,715
Total non-current assets	$29,741	$30,216

Accounts payable and accrued liabilities	$7,998	$6,335
Income taxes payable	695	1,638
Payable to loyalty program partners	65,567	53,242
Current portion of other liabilities	1,400	771
Total current liabilities	$75,660	$61,986
Deferred tax liabilities	-	211
Other liabilities	538	719
Total non-current liabilities	$538	$930
Total shareholders’ equity	$42,947	$40,318

Cash and cash equivalents

The Corporation’s cash and cash equivalents balance increased $17,022 compared to the end of 2016. The increase in cash and cash equivalents was due to the settlement of the short term investment, which was partially offset by cash outflows related to increased investment in property and equipment and intangible assets, corporate income tax payments and changes in working capital balances, payments to loyalty program partners, purchases of share capital held in trust and under the NCIB, partially offset by Adjusted EBITDA earned during the year ended December 31, 2017.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance increased $4,768 compared to the end of 2016, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the period, and when the receivable balances have not been settled in cash by payment processors.

Accounts receivable

The Corporation’s accounts receivable balance increased $3,684, net of a decrease of allowance for doubtful accounts of $72, compared to the end of 2016 primarily due to business activities with a certain loyalty program partner and increased revenue in the Platform Partners segment, along with higher revenues in the quarter. The Corporation is confident that the full amount of the outstanding accounts receivable balance will be collected.

Accounts payable and accrued liabilities

The Corporation’s accounts payable and accrued liabilities balance increased $1,663 compared to the end of 2016, and is primarily due to the timing of payments including the Corporation’s annual employee incentives.

Income taxes payable

The Corporation’s income taxes payable decreased by $943 compared to the end of 2016 due to the timing of corporate income tax instalments made to tax authorities.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners increased $12,325 compared to the end of 2016, which is primarily attributable to the timing of payments made to loyalty partners. The Corporation will typically remit funds to loyalty program partners approximately 30 days after the end of the month of loyalty currency sales.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 119,687 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at March 8, 2018 (exercise price in CAD$).

Security Type	Month of Expiry	Number	Exercise Price
Option	March 18, 2018	118,201	15.94
Option	March 20, 2018	1,486	10.64
Total		119,687

OUTSTANDING SHARE DATA

As of March 8, 2018, the Corporation has 14,437,959 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 615,843 common shares. The options have exercise prices ranging from $9.89 to $30.84 with a weighted average exercise price of $16.00. The expiration dates of the options range up to August 22, 2021.

The following table lists the common shares issued and outstanding as at March 8, 2018 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	14,437,959
Convertible Securities: Share options	615,843	CAD$ 9,855,340
Common Shares Issued & Potentially Issuable	15,053,802	CAD$ 9,855,340
Securities Excluded from Calculation: Options Available to grant from ESOP(1)	914,017

(1) “ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except share	31-Dec-17	31-Dec-16	Variance $	Variance %
and per share amounts) (unaudited)
Consolidated
Revenue	$87,723	$81,955	5,768	7%
Gross profit[1]	13,081	11,921	1,160	10%
Gross margin[2]	15%	15%
Adjusted operating expense[3]	9,031	8,258	773	9%
Adjusted EBITDA[4]	4,050	3,663	387	11%
Adjusted EBITDA[4] as a % of Gross profit[1]	31%	31%
Total Expenses	86,167	85,001	1,166	1%
Net income (loss)	1,191	(3,674)	4,865	132%
Earnings (loss) per share
Basic	$0.08	$(0.24)	0.32	133%
Diluted	$0.08	$(0.24)	0.32	133%
Weighted average shares outstanding
Basic	14,654,041	15,092,158	(438,117)	(3%	)
Diluted	14,710,169	15,092,158	(381,989)	(3%	)
Total assets	119,145	103,234	15,911	15%
Total Liabilities	76,198	62,916	13,282	21%
Shareholders’ equity	42,947	40,318	2,629	7%
Loyalty Currency Retailing
Revenue	85,361	79,682	5,679	7%
Gross profit[1]	10,851	9,791	1,060	11%
Adjusted operating expenses[3]	4,932	3,917	1,015	26%
Adjusted EBITDA[4]	5,919	5,874	45	1%
Platform Partners
Revenue	1,918	2,215	(297)	(13%	)
Gross profit[1]	1,781	2,074	(293)	(14%	)
Adjusted operating expenses[3]	2,151	2,207	(56)	(3%	)
Adjusted EBITDA[4]	(370)	(133)	(237)	(178%	)
Points Travel
Revenue	444	58	386	666%
Gross profit[1]	449	56	393	702%
Adjusted operating expenses[3]	1,948	2,134	(186)	(9%	)
Adjusted EBITDA[4]	(1,499)	(2,078)	579	28%

1 Gross profit is a non-GAAP financial measure and is defined as Total Revenue less Direct Cost of Principal Revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
3 Adjusted operating expenses is a non-GAAP financial measure and is defined as Total Expenses less Direct Cost of Principal Revenue, Depreciation and Amortization, Foreign Exchange Loss (Gain), Stock Based Compensation and Impairment. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
4 Adjusted EBITDA is a non-GAAP financial measure and is defined as Gross Profit less Adjusted Operating Expenses. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

The Corporation generated consolidated revenue of $87,723 for the three months ended December 31, 2017, an increase of $5,768 or 7% over the fourth quarter of 2016. The increase was primarily driven by organic growth in the Loyalty Currency segment, which was approximately 7%. Consolidated gross profit for the fourth quarter of 2017 was $13,081, an increase of $1,160 or 10% from the fourth quarter of 2016, with growth from the Loyalty Currency Retailing and Points Travel segments more than offsetting a decline in the Platform Partners segment.

The Corporation incurred consolidated total expenses of $86,167 for the fourth quarter of 2017, an increase of $1,166 or 1% over the comparable prior year period.

The Corporation incurred consolidated adjusted operating expenses of $9,031 in the fourth quarter of 2017, an increase of $773 or 9% compared to the fourth quarter of 2016.

Consolidated Adjusted EBITDA for the fourth quarter of 2017 was $4,050, an increase of $387 or 11% compared to the prior year quarter. The increase was largely due to increased gross profit in the Loyalty Currency Retailing and Points Travel segments, with adjusted operating expenses across Platform Partners and Points Travel remaining relatively flat year over year. The Loyalty Currency Retailing segment continued to demonstrate strong profitability, generating Adjusted EBITDA of $5,919 in the fourth quarter of 2017, while as expected, the Points Travel and Platform Partners segments generated negative Adjusted EBITDA during the same period.

REVIEW OF QUARTERLY CONSOLIDATED PERFORMANCE

This section discusses the Corporation’s consolidated net income and other expenses that do not form part of the segment discussions above.

	For the three months ended
(In thousands of US dollars) (unaudited)	December 31, 2017	December 31, 2016	Variance $	Variance %
Adjusted EBITDA	$4,050	$3,663	387	11%
Deduct (add):
Stock based compensation	1,398	570	828	145%
Depreciation and amortization	971	1,078	(107)	(10%	)
Foreign exchange loss (gain)	125	61	64	105%
Income tax expense	365	628	(263)	(42%	)
Impairment Loss	-	5,000	(5,000)	(100%	)
Net income (loss)	$1,191	$(3,674)	4,865	132%

During the fourth quarter of 2017, stock based compensation expense was $1,398, an increase of $828 or 145% over the same period in 2016. The increase in stock based compensation expense compared to the prior year reflects the increased number of Restricted Share Units granted during the period and outstanding at the end of the period and the fact that in 2017 annual performance bonuses for certain officers were settled in RSUs rather than cash.

Depreciation and amortization expense in the fourth quarter of 2017 decreased $107, or 10% to $971, from the fourth quarter of 2016. This decrease was due to certain depreciable assets being fully depreciated in 2017, prior to Q4.

The Corporation recorded an income tax expense of $365 for the quarter ended December 31, 2017 compared to $628 in the prior year quarter due to increased deferred tax recoveries in 2017 compared to 2016.

Net income (loss) and earnings (loss) per share

	For the three months ended
(In thousands of US dollars,
except per share amounts)	December 31,	December 31,
(unaudited)	2017	2016	$ Variance	% Variance
Net income (loss)	$1,191	$(3,674)	4,865	132%
Earnings (loss) per share
Basic	$0.08	$(0.24)	0.32	133%
Diluted	$0.08	$(0.24)	0.32	133%

The Corporation reported net income of $1,191 for the quarter ended December 31, 2017 compared with a net loss of $3,674 for the quarter ended December 31, 2016. The difference is due to the write-off of China Rewards in the prior year, with no comparable write-off in the current year. Basic and diluted earnings (loss) per share for the three month period December 31, 2017 were $0.08, as compared to ($0.24) for the three month period December 31, 2016.

Sources and Uses of Cash

	For the three months ended

(In thousands of US	December 31,	December 31,
dollars) (unaudited)	2017	2016	$ Variance	% Variance
Operating activities	$12,360	$10,722	1,638	15%
Investing activities	(681)	(10,659)	9,978	94%
Financing activities	(3,205)	(2,028)	(1,177)	(58%	)
Effects of exchange rates	91	625	(534)	(85%	)
Change in cash and cash equivalents	$8,565	$(1,340)	9,905	739%

THREE YEAR SUMMARY OF SELECTED FINANCIAL RESULTS

(in thousands of US dollars, except per share amounts)

Three month period ended	Total Revenue	Net income	Basic earnings per share	Diluted earnings per share
December 31, 2017	$ 87,723	$ 1,191	$ 0.08	$ 0.08
September 30, 2017	91,198	605	0.04	0.04
June 30, 2017	85,767	732	0.05	0.05
March 31, 2017	82,858	852	0.06	0.06
December 31, 2016	81,955	(3,674)	(0.24)	(0.24)
September 30, 2016	82,442	335	0.02	0.02
June 30, 2016	83,864	931	0.06	0.06
March 31, 2016	73,560	893	0.06	0.06
December 31, 2015	80,228	961	0.06	0.06
September 30, 2015	81,133	768	0.05	0.05
June 30, 2015	67,898	1,721	0.11	0.11
March 31, 2015	67,117	1,715	0.11	0.11

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year, and the level and type of promotional activity offered to loyalty program members during the year. In the absence of any new partner or products launched, quarterly revenues will be impacted by the level of marketing and promotional activity carried out with loyalty program members which will vary quarter to quarter.

Through the addition of new partnerships year after year, the Corporation has been able to generate increased revenues on a consistent basis. In addition to this, the Corporation has been able to grow revenues with existing partnerships year over year, as it increases its understanding of the drivers and actions of loyalty program members through the use of direct marketing techniques and effective consumer analytics. Revenue growth has also come from the ability to sell additional loyalty products and services to existing partners.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue and direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

•	The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	The Corporation has inventory risk before or after the customer order, during shipping or on return;
•	The Corporation has discretion in establishing prices (directly or indirectly)
•	The Corporation bears the customer’s credit risk for the amount receivable from the customer;
•	The Corporation modifies the product or performs part of the services;
•	The Corporation has discretion in selecting the supplier used to fulfill an order; or
•	The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

When the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (“CGU”) or group of CGUs, i.e. the net present value of the future cash flows associated with the CGU or group of CGUs, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgment. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determine the value in use of the CGU or group of CGUs to which goodwill has been allocated.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs as well as acquired technology and customer relationships. The relative size of the Corporations intangible assets, excluding goodwill, makes the judgments surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgment of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Estimates and assumptions to determine the carrying value of property and equipment and related depreciation impact the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income (loss). The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s consolidated financial statements for the year ended December 31, 2017 The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

Recent Accounting Pronouncements

The IASB has issued the following new standards and amendments to existing standards:

•

Amendments to IAS 12, Income Taxes – In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses to clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The Corporation adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The amendments did not have a material impact on the consolidated financial statements.

•

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) – In January 2016, the IASB issued amendments that require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non– cash changes. The Corporation adopted the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The amendments did not have a material impact on the consolidated financial statements.

New accounting standards and interpretations not yet adopted by the Corporation are listed below:

•

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single comprehensive model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when a performance obligation is satisfied and the goods or services underlying the particular performance obligation are transferred to the customer. The Corporation will adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. With a view to enhancing the clarity, comparability and utility of our financial information post-implementation of the standard, we will apply the standard retrospectively, subject to permitted and elected practical expedients.

The Corporation has assessed the impact of IFRS 15 on the Corporation’s revenue recognition. Key differences between IFRS 15 and IAS 18 that are expected to impact the consolidated financial statements are as follows:

(a)     Certain revenues previously classified as net for the Transfer and Reinstate services, will be recognized as gross revenue under IFRS 15. The Corporation expects that the net effect of this change will increase revenues and direct costs reported under IAS 18 in 2017 by approximately $1,500.

(b)     Under IAS 18, the Corporation classified certain Points Travel bonus costs to marketing expenses as the Corporation offers promotional offers as it is growing the business. This classification is not permissible under IFRS 15, and therefore the Corporation will record these costs as a reduction to revenue after transition to IFRS 15. The Corporation expects that the net effect of this change will decrease revenue and marketing costs reported under IAS 18 in 2017 by approximately $210.

(c)     Interest earned on funds held as part of the sales process does not meet the definition of revenue under IFRS 15 and therefore these amounts will be reclassified to Finance Income in the consolidated statements of comprehensive income. The Corporation expects that this change will decrease revenues and total expenses reported under IAS 18 in 2017 by approximately $210.

The Corporation continues to finalize its evaluation of the impact of IFRS 15 but does not expect the standard to have further material adjustments to the consolidated financial statements or on revenue recognition.

•

Amendments to IFRS 2, Share–based Payment (“IFRS 2”) – In June 2016, the IASB issued amendments that provide requirements on the accounting for the effects of vesting and non– vesting conditions on the measurement of cash–settled share–based payments, share–based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share–based payment that changes the classification of the transaction from cash–settled to equity–settled. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018. The Corporation does not expect the amendments to have a material impact on the consolidated financial statements.

•

IFRS 9, Financial Instruments (“IFRS 9”) – In July 2014, the IASB issued IFRS 9 (2014) that will eventually supersede the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation does not expect the standard to have a material impact on the consolidated financial statements.

•

IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration – In December 2016, the IASB issued an interpretation which clarifies the date that should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Corporation intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Corporation does not expect the adoption of this interpretation to have a material impact on the consolidated financial statements.

•

IFRS 16, Leases (“IFRS 16”) – In January 2016, the IASB issued IFRS 16 which specifies how a company will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. The standard is mandatorily effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

A downturn in the demand for air travel could adversely impact the demand for loyalty currency services

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end–customers is what drives the business activity of the Corporation. The Corporation generates the majority of its revenue from end–customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry globally may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industrywide solution to address structural financial problems. This activity could potentially increase due to increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that may be short–term and subject to renewal, non– exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long–term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted. The Corporation cannot ensure that such negotiations will not have a material adverse effect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

We may not be able to convert the Corporation’s pipeline of prospective partners or launch new products with new or existing partners as expected or planned

There can be no assurance that the Corporation will be successful in launching new partnerships with existing products or launching new products with new or existing partnerships as expected or planned. There is a risk that revenue and profitability targets will not be achieved if expected new partner launches or new product launches does not materialize.

We could face significant liquidity risk if we fail to meet contractual performance commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners, which, for the most part, have been met. The commitments are measured annually. There is a risk that these commitments may not be met, such as the case in 2015 and in certain prior years, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in–house business solutions departments that could take responsibility for services currently provided by the Corporation, as well as, significant competition from the online travel agency industry including existing and new online travel agencies that directly competes against the Corporation’s Points Travel product

With respect to the Corporation’s Points Loyalty Wallet consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points Loyalty Wallet.

The Corporation's loyalty currency services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in–house business solutions such as a cash and points product that could replace or compete with the products and services offered by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Further, with respect to the Points Travel product, the Corporation may face significant competition from other online travel agencies. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation in the online travel agency industry. Therefore, the financial performance of the Corporation may be adversely affected by such competition.

Our brand, revenue and profitability are affected by our ability to control cyber security risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners and their membership. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

The promotion and strengthening of our brand is critical to our business

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

We are exposed to adverse consequences if the Corporation cannot successfully retain its intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know– how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time– consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our financial performance is substantially dependent on retaining key technical and management personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Chargebacks of a material amount could have an adverse consequence on the Corporation

A chargeback is any credit card transaction undertaken by an end–customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on our business, operating results and financial condition.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

The Corporation operates in multiple jurisdictions and has relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value–added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value–added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

PERFORMANCE INDICATORS AND NON-GAAP FINANCIAL MEASURES

REVENUE, DIRECT COSTS OF REVENUE AND GROSS PROFIT

The Corporation’s revenue is primarily generated by transacting points and/or miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income.

Principal Revenue:
Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from loyalty program partners at wholesale rates and resells them directly to consumers. The Corporation has a substantial level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk.

Other Partner Revenue:
Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currencies for loyalty program partners and other revenue received from partners which is not transactional in nature. The Corporation also earns Other Partner Revenue through commissions per transaction charges, and recurring fixed fees from the products and services it provides through its Platform Partners segment and commission for online bookings or redemptions of hotel accommodations or car rentals through its Points Travel segment.

Interest Income:
As part of its operating economics, the Corporation earns interest income on the cash flows generated by its products and services.

Gross profit, defined by management as total revenues less direct costs of revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross profit is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross profit generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred to generate principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

Revenue and gross profit growth is dependent on various factors, including the timing and size of promotional campaigns that are placed in market by the Corporation, the growth in loyalty program partner’s membership base, and the effectiveness of merchandising and marketing efforts and channels initiated by the Corporation to generate incremental revenues.

Reconciliation of Revenue to Gross Profit

	For the three months ended		For the year ended
(In thousands of US dollars) (unaudited)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016

Revenue	$87,723	$81,955	$347,546	$321,821
Less:
Direct cost of principal revenue	74,642	70,034	300,570	278,483
Gross profit	$13,081	$11,921	$46,976	$43,338

ADJUSTED OPERATING EXPENSES

Adjusted operating expenses is a non–GAAP financial measure, which is defined as Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, excluding equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash based expenditures. The closest GAAP measure is Total Expenses in the consolidated financial statements and the reconciliation from Total Expenses to Adjusted Operating Expenses is shown below.

Reconciliation of Total Expenses to Adjusted Operating Expenses

	For the three months ended		For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(In thousands of US dollars)(unaudited)	2017	2016	2017	2016

Total Expenses	$86,167	$85,001	$342,705	$321,791
Subtract (add):
Direct cost of principal revenue	74,642	70,034	300,570	278,483
Depreciation and amortization	971	1,078	3,988	4,529
Foreign exchange loss (gain)	125	61	(58)	230
Stock-based compensation	1,398	570	4,455	2,317
Impairment loss	-	5,000	-	5,000
Adjusted Operating Expenses	$9,031	$8,258	$33,750	$31,232

ADJUSTED EBITDA AND ADJUSTED EBITDA AS A PERCENTAGE OF GROSS PROFIT

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, depreciation and amortization, share-based compensation, impairment charges and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Adjusted EBITDA as a percentage of gross profit is viewed by management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and strategic investments.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended		For the year ended

(In thousands of US dollars)	December 31,	December 31,	December 31,	December 31,
(unaudited)	2017	2016	2017	2016

Net income (loss)	$1,191	$(3,674)	$3,380	$(1,515)
Income tax expense	365	628	1,461	1,545
Depreciation and amortization	971	1,078	3,988	4,529
Foreign exchange loss (gain)	125	61	(58)	230
Stock-based compensation	1,398	570	4,455	2,317
Impairment loss	-	5,000	-	5,000
Adjusted EBITDA	$4,050	$3,663	$13,226	$12,106

WORKING CAPITAL

Management defines Working Capital as total current assets less total current liabilities. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Working Capital’ therefore it may not be comparable to similar measures presented by other issuers.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the reports of the independent registered public accounting firm on the consolidated financial statements and the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52–109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of December 31, 2017. Based on this evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in rules adopted by the SEC and National Instrument 52–109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter and year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management of the Corporation has evaluated the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that the Corporation’s internal control over financial reporting is effective as of December 31, 2017.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2017, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s consolidated financial statements as at and for the year ended December 31, 2017.